
02037927

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECD S.E.C.
JUL - 1 2002
1086

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to ....

Commission File Number 333-13670 1-15146
(Current S-8 Registration Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Royal & SunAlliance 401(k) Account
9300 Arrowpoint Blvd.
Charlotte, North Carolina 28273

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer.

Royal and Sun Alliance Insurance Group plc
30 Berkeley Square
London N1J 6EW
England


PROCESSED
JUL 1 1 2002
THOMSON
FINANCIAL

Page 1 of 17 Pages
Exhibit Index appears at Page 16

ROYAL & SUNALLIANCE 401(K) ACCOUNT

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000 and
for the year ended December 31, 2001

Royal & SunAlliance 401(k) Account
Index to Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Report of Independent Accountants

To the Participants and Administrator of
Royal and SunAlliance 401(K) Account

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Royal and SunAlliance 401(K) Account (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 28, 2002

Royal & SunAlliance 401(k) Account
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

Assets	2001	2000
Investments:		
Interest-bearing cash	$ 89,788,584	$ 83,927,537
RSA stock fund (ADRs)	1,283,691	-
Interest in registered investment companies	255,241,030	234,683,489
Participant loans	8,485,492	6,770,342
Net assets available for plan benefits	$ 354,798,797	$ 325,381,368

The accompanying notes are an integral part of these financial statements.

Royal & SunAlliance 401(k) Account
Statement of Changes in Net Assets Available for Plan Benefits
December 31, 2001

Additions:		
Additions (deductions) to net assets attrbuted to:		
Investment income (loss):		
Net depreciation in fair value of investments	$	(35,569,441)
Distributions from registered investment companies		8,463,146
Interest on participant loans		609,113
Total investment income (loss)		(26,497,182)
Contributions:		
Securities contributed from merger of Orion Capital Corporation Retirement Savings Plan for Employees of Guaranty National Insurance Company		57,588,868
Participant		27,917,276
Employer		14,949,218
Total contributions		100,455,362
Total additions		73,958,180
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		44,531,024
Administrative fees		9,727
Total deductions		44,540,751
Net increase		29,417,429
Net assets available for plan benefits:		
Beginning of year		325,381,368
End of year	$	354,798,797

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Royal & SunAlliance 401(k) Account (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan agreement for more complete information.

General

The Plan is a voluntary defined contribution plan sponsored by Royal Indemnity Company, a member of Royal & SunAlliance USA ("RSA"). Fidelity Management Trust Company is the Plan Trustee (the "Trustee"). The Plan applies to all employees of the Royal Indemnity Company and its affiliates (hereinafter collectively referred to as the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In July of 2001, Royal Indemnity Company subdivided the Royal & SunAlliance 401(k) Account into two components: (i) the Royal & SunAlliance 401(k) Account and (ii) the Royal & SunAlliance Savings and Investment Plan ("Sub-plans"). Because the two Sub-plans are identical, except for the Company matching contribution (as described below), the term "Plan" will be used to refer to both Sub-plans. In the discussion of the Company matching contribution below, the distinction between the two Sub-plans will be highlighted.

Effective December 31, 2000, the net assets available for plan benefits of the Orion Capital 401(k) and Profit Sharing Plan ("OCC Plan") were merged into the Plan principally through an exchange of interests in similar investment options. Previously, Vanguard Fiduciary Trust Company was the trustee of the OCC Plan. The plan merger was completed as a result of RSA's acquisition of Orion Capital Corporation in November 1999.

Effective February 5, 2001, the net assets available for plan benefits of the Orion Capital Corporation Retirement Savings Plan for the Employees of Guaranty National Insurance Company ("GNIC Plan") were merged into the Plan principally through an exchange of interests in similar investment options. Previously, Vanguard Fiduciary Trust Company was the trustee of the GNIC Plan. The plan merger was completed as a result of RSA's acquisition of Orion Capital Corporation in November 1999.

Vesting

Participants who are active employees on or after January 1, 2001 are 100% vested in their entire account balance including Company matching contributions regardless of their service.

Contributions

Under the terms of the Plan, participating employees may contribute to the Plan through payroll deduction via a salary reduction agreement, up to a maximum of 15% of their compensation. Pretax contributions are limited, however, to $10,500 for 2001 and $10,500 for 2000, as stipulated by the Internal Revenue Service. Contributions may be apportioned between various funds at a percentage determined by each participant.

During the first six months of 2001, the Company's matching contribution effective rate was 100% of the first 5% of each participant's eligible pay. Beginning in July 2001, the Company matching contribution was amended and restated to reflect the division of the main plan into the two Sub-plans. For the Royal & SunAlliance 401(k) Account, the Company will match 100% of the first 5% of eligible pay contributed on a before tax basis. For the Royal & SunAlliance Savings and Investment Plan, the Company will match 100% of the first 4% of eligible pay contributed on a before tax basis. The Company's matching contributions were contributed to the Plan bimonthly beginning in July 1999. Allocation of the Company's matching contributions to participants' accounts is based on the participants' eligible contributions. If the Company does not announce a new matching percentage, then the percentage remains the same as the previous year.

Beginning in July 2001, 20% of the Company matching contribution is automatically invested in the RSA Stock Fund which primarily invests in the American Depositary Receipts ("ADRs") of Royal & Sun Alliance Insurance Group PLC. The Company match must remain in the RSA Stock Fund for one year, thereafter participants may reallocate such investment into alternate investment vehicles offered under the Plan. The remaining 80% of the Company matching contribution is made in cash and is invested according to each participant's investment elections.

Participant Accounts
Upon enrollment in the Plan, participants may, subject to a procedure established and applied in a nondiscriminatory manner, direct the Trustee to invest their account in one or more of the investment options. Each participant's account is credited with the participant's contribution, allocation of the Company's matching contribution and Plan investment earnings.

Investment Options
Fidelity Management Trust Company is the Plan Trustee. Participants in the Plan can invest in one or more of the following investment options. Effective December 31, 2000, investment options available for participants of the OCC Plan and the GNIC Plan held by Vanguard Fiduciary Trust Company were exchanged, either based on participant direction or based on the similarity of investment option characteristics, for the current investment options.

PIMCO Total Return Fund – Administrative Class. This fund invests in all types of bonds, including U.S. government, corporate, mortgage, and foreign. Its investments include short- and long-maturity bonds, with an average portfolio duration of three to six years. It seeks to provide high total return that exceeds general bond market indices.

Baron Asset Fund. This fund invests in primarily small and mid-cap companies with market values between $500 million and $5 billion. The fund seeks to purchase attractively priced companies with compelling investment characteristics before the growth prospects and assets of these companies have been properly valued by other investors.

Templeton Foreign Fund. This fund invests primarily in common stocks and can purchase securities in any foreign country that is either developed or developing.

Janus Balanced Fund. This fund invests 40-60% of its assets in securities selected primarily for growth potential, 40-60% of its assets in securities selected primarily for their income potential and at least 25% of its assets in fixed income securities. It seeks to provide capital growth over the long term, while considering the potential for current income.

RSA Stock Fund. This pooled account is set up as a unitized company stock fund which invests in ADRs of Royal & Sun Alliance Insurance Group PLC and in short-term instruments as determined by the plan sponsor, which is designed to allow Plan participants to buy or sell without the usual trade settlement period for individual stock transactions. It seeks to provide growth of capital over the long term.

Fidelity Equity - Incorporated. This fund invests at least 65% of its total assets in income-producing equity securities, which tend to lead to investments in large cap "value" stocks. It seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation.

Fidelity Blue Chip. This fund invests primarily in common stocks of well-known and established companies and normally invests at least 65% of the fund's total assets in blue chip companies. It seeks to provide growth of capital over the long term.

Fidelity Diversified International Fund. This fund normally invests at least 65% of the fund's total assets in foreign securities. It seeks to provide growth of capital over the long term.

Spartan International Index Fund. This fund normally invests at least 80% of assets in common stocks included in the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index which represents the performance of foreign stock markets.

Spartan U.S. Equity Index Fund. This fund normally invests at least 80% of assets in common stocks. It seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

Fidelity U.S. Bond Fund. This fund normally invests 80% of total assets in bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Retirement Money Market Fund. This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. It seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

The following investment options available for participants of the OCC Plan and the GNIC Plan were transferred to the Plan. Any balances in the Blended Money Market Fund were transferred to the Fidelity Retirement Money Market Fund. The two Vanguard funds still exist as current investment options.

Blended Money Market Fund. This fund is a temporary holding fund set up by the Trustee to hold securities transferred in from the OCC Plan and the GNIC Plan. A majority of the fund is made up of securities similar in nature to the Fidelity Retirement Money Market Fund.

Vanguard Explorer Fund. This fund invests in a broadly diversified portfolio of small, emerging companies believed to have favorable growth potential. The fund may also invest, to a limited extent, in foreign securities, which may involve greater risk. It seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund. This fund invests primarily in common stocks with above-average growth potential, strong industry positions, and skilled management teams. It seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Benefits and Withdrawals
Upon retirement, as defined under the Plan, a participant's entire interest in the Plan, from the Company's matching contributions and the participant's own contributions, is payable, regardless of the number of years of participation.

In the event of disability or death before retirement, a participant's entire interest in the Plan, from the Company's and the participant's own contributions, is payable to the participant or the participant's designated beneficiary, regardless of the number of years of participation. A participant is eligible to receive payment in the event of disability, if the participant qualifies for disability benefits under the Company's Long-Term Disability Plan.

In the event of a financial hardship, a participant may be allowed to withdraw all or part of their interest in the Plan attributable to the participant's contributions. In the event of such withdrawal, the participant's right to make further contributions to the Plan is suspended for twelve months.

Inactive participants who terminated employment on or before December 31, 2000 are subject to the vesting schedule in place at the time of their separation from service. For such individuals, distribution of prior contributions by the Company and related earnings and appreciation are limited to the vested portion, in accordance with the following table:

Years of service on or before December 31, 2000 following the Termination of Employment	Vesting Percentages of Interest Attributable to Company's Contributions and Related Earnings and Appreciation
Less than one year	0%
One year, less than two years	20%
Two years, less than three years	40%
Three years, less than four years	60%
Four years, less than five years	80%
Five years or more	100%

Forfeitures
Forfeited nonvested amounts will first be used to reinstate forfeited amounts of those participants re-employed before completing five "break in service years," as defined by the Plan. Any remaining forfeited nonvested amounts will be applied in satisfaction of future contributions by the Company. Total forfeitures used to reduce employer contributions for 2001 and 2000 were $316,355 and $261,918, respectively.

Loans to Participants
Participants may borrow up to the lesser of 50% of their account balance or $50,000, with a minimum loan amount of $500. The loan repayment terms are for a minimum of one year and a maximum of five years unless the loan is used to purchase their principal residence in which case the term can be up to ten years. Payments, including principal and interest, are made biweekly or lump-sum if the entire balance is repaid. Interest rate is based on the U.S. Treasury 1-10 year bond plus 2% rounded down to the nearest eighth of a percent. The principal and interest paid are allocated to the appropriate funds according to the participant's investment election at the time of payment.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's investments in interest-bearing cash includes money market mutual funds. The Plan's investments in registered investment companies (mutual funds) are stated at the reported net asset value of the mutual funds, which is based on the fair value of the mutual fund's underlying investments. The Plan's investments in the RSA Stock Fund are based on the market value of the ADRs and the performance and amount of short-term investments on that day. Loans to Plan participants are stated at the outstanding principal balance.

Purchases and sales of securities are recorded on trade-dates. Interest income is recorded on an accrual basis. Distributions from registered investment companies and dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation)
The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative and Investment Expenses
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses will be paid from the assets of, and applied against the investment performance of, the respective investment funds. The Plan sponsor currently pays all other expenses of operating and administering the Plan.

Payment of Benefits
Benefit payments to participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4. Investments

The Plan's Trustee has provided to the plan administrator statements of the Plan's investment activity, which were used to prepare the accompanying financial statements. All of the financial information disclosed in the accompanying financial statements and schedules pertaining to Plan investments and the related investment income was supplied and certified as complete and accurate by the Trustee to the best of their knowledge and belief.

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified by *:

	2001		2000	
Interest-bearing cash:				
Blended Money Market Fund	$ -		$ 43,379,998	*
Fidelity Retirement Money Market Fund	89,788,584	*	40,547,539	*
Employer related investment securities:				
RSA Stock Fund	1,283,691		-	
Interest in registered investment companies:				
Pimco Total Return - Administrative Class	25,802,727	*	19,973,757	*
Baron Asset Fund	3,836,898		3,465,970	
Templeton Foreign A	5,531,059		6,088,715	
Janus Balanced Fund	20,422,888	*	13,891,924	
Vanguard Explorer	15,157,717		5,993,783	
Vanguard Primecap	39,382,983	*	23,745,358	*
Fidelity Equity Incorporated	17,271,202		13,833,863	
Fidelity Blue Chip	97,100,998	*	122,575,300	*
Fidelity Diversified Intl	523,522		-	
Spartan Intl Index	4,942,819		3,377,342	
Spartan US Equity Index	23,157,842	*	6,661,600	
Fidelity US Bond Index	2,110,375		15,075,877	
	$ 346,313,305		$ 318,611,026	

The net depreciation in fair value of investments is as follows:

		2001
Employer related investment securities:		
RSA Stock Fund	$	(21,188)
Interest in registered investment companies		
Pimco Total Return - Administrative Class		46,886
Baron Asset Fund		(689,057)
Templeton Foreign A		(617,495)
Janus Balanced Fund		(1,444,313)
Vanguard Explorer		76,602
Vanguard Primecap		(6,819,940)
Fidelity Equity Incorporated		(1,391,476)
Fidelity Blue Chip		(20,218,140)
Fidelity Diversified Intl		(33,570)
Spartan Intl Index		(1,486,069)
Spartan US Equity Index		(2,968,541)
Fidelity US Bond Index		(3,140)
	$	(35,569,441)

5. **Tax Status**

The Internal Revenue Service has determined and informed the Company by letter dated October 19, 1995, that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. A determination request as to the tax-qualified status of the Plan has been made to the Internal Revenue Service. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan will continue to be qualified and that the related trust will continue to be tax exempt.

6. **Related Party Transactions**

The Plan currently provides for investment in ADRs of the Royal & Sun Alliance Insurance Group PLC. 20% of the Company matching contributions are made in the form of ADRs. As an individual account plan, the holding of such assets is permissible as an exemption from prohibited transaction requirements under the Employee Retirement Income Security Act and the Internal Revenue Code. The Plan sponsor currently pays all expenses of operating and administering the Plan.

7. **Reconciliation of Financial Statements to Form 5500**

There are no differences between the accompanying financial statements and the Plan's IRS Form 5500.

Royal & SunAlliance 401(k) Account
Schedule H, Line 4j--Schedule of Assets Held for Investment Purposes
December 31, 2001

		Fair Value
Interest-bearing cash:		
Fidelity Retirement Money Market Fund	$	89,788,584
Employer related investment securities:		
* RSA Stock Fund		1,283,691
Interest in registered investment companies:		
Pimco Total Return - Administrative Class		25,802,727
Baron Asset Fund		3,836,898
Templeton Foreign A		5,531,059
Janus Balanced Fund		20,422,888
Vanguard Explorer		15,157,717
Vanguard Primecap		39,382,983
Fidelity Equity Incorporated		17,271,202
Fidelity Blue Chip		97,100,998
Fidelity Diversified Intl		523,522
Spartan Intl Index		4,942,819
Spartan US Equity Index		23,157,842
Fidelity US Bond Index		2,110,375
Total interest in investment companies		255,241,030
Notes receivable from participants		8,485,492
Total assets held for investment purposes	$	354,798,797

* Party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Royal Indemnity Company Pension Committee of the Royal & SunAlliance 401(k) Account has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal & SunAlliance 401(k) Account

Date: July 1, 2002

By: /s/ Joyce W. Wheeler

A member of the Royal Indemnity Company
Pension Committee

EXHIBIT INDEX

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No 333-13670) of Royal & Sun Alliance Insurance Group plc of our report dated June 28, 2002 relating to the financial statements which appear in the Annual Report of the Royal & SunAlliance 401 (k) Account on the Form 11-K for the year ended December 31, 2001.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 28, 2002